United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-00496

CUSIP Number: 427 056 106

(Check One) [   ] Form 10-K   [   ] Form 20-F [   ] Form 11-K [X] Form 10-Q [   ] Form N-SAR

For Period Ended: September 30, 2004

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: <u>Not applicable</u>

PART I - REGISTRANT INFORMATION

HERCULES INCORPORATED

Full Name of Registrant

Not applicable

Former Name if Applicable

HERCULES PLAZA
1313 NORTH MARKET STREET

Address of Principal Executive Office (STREET AND NUMBER)

WILMINGTON, DELAWARE 19894-0001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box). [X]

    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As detailed in the Current Report on Form 8-K filed November 9, 2004, the Company is currently in the process of conducting a review of its accounting for income taxes for the tax years 1987 through 1995. The review was precipitated by the Company's June 24, 2004 settlement with the Internal Revenue Service ("IRS") for the tax years 1990 through 1992 that indicated additional tax liabilities for such audit cycle. In addition, the Company is reviewing the tax years 1996 and forward to determine if there are any implications with respect to issues identified as a result of the 1987 through 1995 analysis. As a result of the findings thus far, the Company has determined that a restatement of previously issued financial statements is required. The proposed adjustments primarily relate to the computation and application of foreign tax credits.

The Company expects to file its Form 10-Q for the third quarter 2004 on November 15, 2004, upon completion of the aforementioned review.

PART IV — OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

        Allen A. Spizzo   302-594-5000
            (Name)   (Area Code) (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s). (X)Yes ( ) No

(3)   It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (X)Yes ( ) No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    On November 9, 2004, the Company issued a news release which included a statement of operations for the three and nine months ended September 30, 2004 and 2003. The news release was furnished to the Commission on a Form 8-K filed on November 9, 2004.

HERCULES INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 9, 2004   By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo
Allen A. Spizzo
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).